February 6, 2020

Jacqueline Kaufman

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Warner Music Group Corp.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted November 27, 2019
CIK No. 0001319161

Dear Ms. Kaufman:

This letter sets forth the response of Warner Music Group Corp. (the “Registrant”) to the comment contained in your letter, dated December 9, 2019, relating to Amendment No. 2 to the Draft Registration Statement on Form S-1, confidentially submitted by the Registrant on November 27, 2019 (“Amendment No. 2”). The comment of the staff of the U.S. Securities and Exchange Commission (the “Staff”) is set forth in bold italicized text below, and the Registrant’s response is set forth in plain text immediately following the comment.

The Registrant is filing, via EDGAR, Amendment No. 3 to the Registration Statement (“Amendment No. 3”). Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 3, as well as two copies of a blacklined version of Amendment No. 3, marked to show changes from Amendment No. 2.

Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 3.

Amendment No. 2 to Draft Registration Statement on Form S-1

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.	Please make arrangements with your auditors to revise their report to refer to the correct location where financial statement schedule II is listed.

The Registrant’s auditors have revised their report to refer to the correct location where financial statement schedule II is listed. Please see page F-2 of Amendment No. 3.

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-7334 or Eric T. Juergens at (212) 909-6301.

Best Regards,

/s/ Matthew E. Kaplan

Matthew E. Kaplan

cc:	Jacqueline Kaufman

Mara Ransom

Suying Li

Rufus Decker

U.S. Securities and Exchange Commission

Paul Robinson

Trent Tappe

Warner Music Group Corp.

Enclosures

2